UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Viridian Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

92790C104
(CUSIP Number)

Ms. Erin O’Connor
Fairmount Funds Management LLC
200 Barr Harbor Drive
Suite 400
West Conshohocken, PA 19428
(267) 262-5300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105

August 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,192,814(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,192,814(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,192,814(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IA

(1)	The securities include (a) 1,369,623 shares of common stock, $0.01 par value (“Common Stock”), and (b) 7,823,191.14 (rounded to 7,823,191 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 117,342 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 38,163,874 shares of Common Stock outstanding as of August 19, 2022.

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,297,990 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,297,990 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,990 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.82%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities include (a) 5,859 shares of Common Stock, and (b) 1,292,131.27 (rounded to 1,292,131 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 19,381 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 38,163,874 shares of Common Stock outstanding as of August 19, 2022.

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,894,823 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,894,823 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894,823 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.17%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities include (a) 1,363,764 shares of Common Stock, and (b) 6,531,059.87 (rounded to 6,531,059 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 97,961 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 38,163,874 shares of Common Stock outstanding as of August 19, 2022.

CUSIP No. 92790C104

Item 1.	Security and Issuer

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 5, 2021 and Amendment No. 1 filed on September 23, 2021 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the common stock, $0.01 par value (“Common Stock”), of Viridian Therapeutics, Inc. (the “Company” or “Viridian”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 221 Crescent Street, Suite 401, Waltham, MA 02453.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission (“SEC”) registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund GP LLC, a Delaware limited liability company (“Fairmount GP”); and (3) Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company (“Fairmount GP II”) (Fairmount Funds Management, Fairmount GP, and Fairmount GP II, collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)	The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through its private pooled investment vehicles, Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP (collectively, the “Clients”). Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP. Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP. Fairmount Funds Management has voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with Fairmount GP, and Fairmount GP II. The Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Each of the Reporting Persons is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 9,192,814 shares of Common Stock of the Company, which is comprised of (a) 1,369,623 shares of Common Stock, and (b) 7,823,191.14 (rounded to 7,823,191 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 117,342 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation. On August 17, 2022 the Reporting Persons purchased a total of 425,531 shares of Common Stock of the Company for an aggregate of $9,999,978.50 in an underwritten public offering (the “Offering”). The shares were purchased with working capital. Fairmount Funds Management, Fairmount GP, and Fairmount GP II do not own any Common Stock directly but are deemed to beneficially own Common Stock held by the Clients. Fairmount Funds Management, Fairmount GP, and Fairmount GP II disclaim beneficial ownership of such Common Stock, except to the extent of their pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons purchased the shares of Common Stock of the Company referenced in Item 3 for investment purposes.

Lock-up Agreement

Pursuant to lock-up agreements signed in connection with the Issuer’s Offering, the Clients, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the representatives of the underwriters (the “Representatives”), subject to specified exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned that are convertible into or exercisable or exchangeable for Common Stock; or dispose of any shares of Common Stock, options to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially. This restriction terminates after the close of trading of the Common Stock on and including the 60th day after the date of the prospectus supplement relating to the Offering.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 38,163,874 shares of Common Stock outstanding as of August 19, 2022. The Reporting Persons’ securities include (a) 1,369,623 shares of Common Stock, and (b) 7,823,191.14 (rounded to 7,823,191 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 117,342 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

Fairmount Funds Management is the investment manager or adviser to the Clients and has voting and dispositive power over shares of Common Stock held on behalf of the Clients. Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP, and Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP, and are deemed to share voting and dispositive power over shares of Common Stock held on behalf of the Clients in their capacity as general partners.

The following table lists the Reporting Person’s transaction in Common Stock that was effected in the sixty days prior to the filing of this Schedule 13D:

Transaction	Purchaser	Date	Number of Shares	Price
Purchase	Fairmount GP II	August 17, 2022	425,531	$23.50

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 5, 2021

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of August 19, 2022.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member